霍金路伟国际律师事务所 Preliminary Draft

Hogan Lovells International LLP

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霍金路伟国际律师事务所

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越洋广场1804-1808室

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www.hoganlovells.com

15 December 2020
Office of Mergers & Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628 Attention: Mr. Perry J. Hindin, Special Counsel

Re:	Acorn International, Inc.
Amendment No.1 to Schedule 13E-3
Filed by Acorn International, Inc., First Ostia Port Ltd., Second Actium Coin Ltd., Robert W. Roche, Ritsuko Hattori-Roche, Catalonia Holdings, LLC and Bireme Limited
Filed on November 27, 2020
File No. 5-83555

Ladies and Gentlemen:

On behalf of Acorn International, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we have set forth the below responses to the comment of the staff (the “Staff”) contained in its letter dated December 8, 2020 with respect to the Amendment No.1 to Schedule 13E-3, File No. 5-83555 (the “Schedule 13E-3”) filed on November 27, 2020 by the Company and the other filing persons named therein. For your convenience, the Staff’s comment is repeated below in bold and italics, followed in each case by the responses of the filing persons.

Registered with the Ministry of Justice of the People’s Republic of China as a Foreign Law Firm Representative Office. Not licensed to practise Chinese law. Hogan Lovells International LLP is a limited liability partnership registered in England and Wales with registered number OC323639. Registered office and principal place of business: Atlantic House, Holborn Viaduct, London EC1A 2FG.

“Hogan Lovells” is an international legal practice that includes Hogan Lovells International LLP and Hogan Lovells US LLP, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar Zagreb. Business Services Centers: Johannesburg Louisville.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

阿利坎特 阿姆斯特丹 巴尔的摩 北京 伯明翰 波士顿 布鲁塞尔 科罗拉多斯普林斯 丹佛 迪拜 杜塞尔多夫 法兰克福 汉堡 河内 胡志明市 香港 休斯顿 约翰内斯堡 伦敦 洛杉矶 卢森堡 马德里 墨西哥城市 迈阿密 米兰 明尼阿波利斯 蒙特雷 莫斯科 慕尼黑 新建 纽约 北弗吉尼亚 巴黎 珀斯 费城 罗马 三藩市 圣保罗 上海 硅谷 新加坡 悉尼 东京 华沙 华盛顿特区. 联营办事处： 布达佩斯 中国(上海)自由贸易试验区 雅加达 利雅得 乌兰巴托 萨格勒布. 商业服务中心： 约翰内斯堡 路易斯维尔.

Member of the Sino Global Legal Alliance with offices in: Beijing (北京) Changsha (长沙) Chengdu (成都) Chongqing (重庆) Dalian (大连) Guangzhou (广州) Hangzhou (杭州) Hong Kong (香港) Jinan (济南) Kunming (昆明) Lanzhou (兰州) Shanghai (上海) Shenyang (沈阳) Shenzhen (深圳) Tianjin (天津) Wuhan (武汉) Xiamen (厦门) Xian (西安) and of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Securities and Exchange Commission

December 15, 2020

Please note that all references to page numbers in responses are references to the page numbers in Amendment No.2 to the Schedule 13E-3 (the “Second Amendment”) or the revised preliminary proxy statement attached as Exhibit (A)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comment. The Second Amendment and the Revised Proxy Statement each incorporate the changes made in response to the Staff’s comment. In addition, a marked copy of the Second Amendment and the Revised Proxy Statement showing changes made to the Amendment No.1 to Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (A)-(1) to the Schedule 13E-3 filed on November 27, 2020 (the “Preliminary Proxy Statement”), respectively, are being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment and the Revised Proxy Statement as applicable.

We have reviewed your response dated December 7, 2020 responding to our comment letter dated December 4, 2020 and requesting reconsideration of the staff’s comment that the Company include the furnished financial information in the Rule 13e-3 materials that will be disseminated to shareholders. We note that your response acknowledges that the Company put the earnings release “out of the market.” Please advise the Rule 13e-3 materials that will be disseminated to shareholders to include the interim financial information contained in the earning release. Refer to section H.9. of the July 2001 Interim Supplement to Publicly Available Telephone Interpretations. In addition, your response indicates that “the Company is forced to…obtain a different level of auditor review, as per Regulation S-X (Rules 210.8-03 and 210.10-01(d)).” Note that section H.9. states that, for a foreign private issuer, interim financial statements made publicly available would satisfy the quarterly financial requirement of Item 1010 of Regulation M-A. While the Company may choose to seek the aforementioned different level of auditor review prior to including the earnings release in the Rule 13e-3 materials that will be disseminated to shareholders, it is not required to do so.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 77-79 of the Revised Proxy Statement.

Hogan Lovells

Securities and Exchange Commission

December 15, 2020

*      *      *

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filing, please contact the undersigned by phone at

Sincerely,

Hogan Lovells International LLP

/s/ Don S. Williams
Don S. Williams

Hogan Lovells